OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

MuleChain, Inc.

2901 W Coast Hwy, #200
Newport Beach, CA 92663

http://mulechain.com



1000000 shares of Preferred Stock and MuleChain Tokens

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.


THE OFFERING

Maximum 107,000,000* shares of Preferred Stock ($1,070,000.00)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,000,000 shares of preferred stock ($10,000)


Company	MuleChain, Inc.
Corporate Address	2901 W Coast Hwy, #200, Newport Beach, CA 92663
Description of Business	Global decentralized P2P delivery and temporary warehouse services on a blockchain
Type of Security Offered	Preferred Stock (the "Shares" or "Securities") and Mulechain Tokens (the "Tokens")
Purchase Price of Security Offered	$0.01 per share of Preferred Stock
Minimum Investment Amount (per investor)	$500.00

PERKS*

The Offering includes 10 MuleChain Utility Tokens, ("MCX") tokens per $1.00 invested in this Regulation Crowdfunding Offering.

*All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

MuleChain Charter Members and NEM Community Members Bonus

The MuleChain Charter Members and the NEM community members who have signed up with MuleChain before the launch of this Reg CF campaign shall receive the right to 11 MCX Tokens per $1.00 invested in this Regulation Crowdfunding Offering.


Terms of Tokens


Mulechain Tokens

Description: The MuleChain token (MCX) will be used on the MuleChain platform as the global medium of exchange by the MuleChain members to pay and receive fees earned by the work of the members on the platform. MCX will also perform the function as a risk mitigation tool to be held as collateral by the smart contracts when shipped items are in transit. The MCX will be generated on the NEM blockchain platform.

- **Initial Blockchain:** NEM
- **Migration to Alternative Blockchain:** N/A
- **Expected Network Launch date:** Q4 2019
- **Total amount of Tokens authorized for creation:** 1,000,000,000
- **Amount of Tokens or Rights to Tokens to be issued:** 10,700,000
- **Will they be listed on Exchanges:** No

  - if so, which:

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** None

Holders will need to inform us of their intention to accept the MCX bonus token within 30 days after the close of the Offering and provide us with a valid wallet address. The Company intends to transfer the MCX tokens within 60 days after receiving confirmation and wallet addresses from all investors in the first 30 days after the close of the Offering. These perks may or may not be realized due to any unexpected compliant issues. The recipients of the MCX tokens through this Reg CF offering will have to hold on to the tokens for one year from the date that the investment is made to comply with the current regulation.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Equity and the Tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

*All perks occur after the offering is completed.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

Mulechain will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10,000 shares of Preferred Stock at $0.01 / share, you will receive 1,000 Preferred Stock bonus shares, meaning you'll own 11,000 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The MuleChain Charter Members and the NEM community members who have signed up with MuleChain before the launch of this Reg CF campaign shall receive the right to 11 MCX Tokens per $1.00 invested in this Regulation Crowdfunding Offering.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business:

MuleChain, Inc. is a corporation incorporated under the laws of the State of Delaware on May 29, 2018.

MuleChain is a blockchain smart contract venture project that we have been working on since late last year. The MuleChain business (http://mulechain.com) is a global decentralized P2P personal delivery and temporary warehouse service managed by smart contracts on a blockchain. There are three essential parts of the business. The mules could be 1) non-professional occasional travelers working as the cross border mules, 2) local professionals conducting last mile e-commerce delivery to households, or 3) the usual local messengers for documents, couriers for parcels or even food delivery moped drivers in local cities and neighborhood communities. The mules service is kind of like a Uber for goods and freight if you will but to work for Uber, one needs to own a car. To work for himself/herself as a mule on the MuleChain platform, one only needs a subway token, a train pass or an airline ticket to compete in price with UPS, FedEx, or DHL.

Sales, Supply Chain, & Customer Base

There are also opportunities for independent individuals who can use their under-utilized living space to set up on the MuleChain platform to act as a Pack Station to earn income for themselves. The pack station business is more like an Airbnb for packages and parcels whereas to work for Airbnb, one needs to own an apartment or a house. To work for himself/herself as a pack station owner on the MuleChain platform, one only needs a rented apartment or a rented house to compete in price for offering delivery services with those centralized corporate giants.

There is a transformative power of this new service to our society. Think about how many new jobs could be created globally, not just for those travelers but also for those under-privileged handicapped persons and the senior citizens. They could all become pack station owners and switch on their part-time voluntary service occasionally to generate some income for themselves while sitting at home to let requesters and mules drop off and pick-up only those small parcels, sentimental trinkets or documents out of their approved choices.

Competition

The Company does not know of any potential competitors in the market as of the date of this offering.

Liabilities and Litigation:

The Company is not involved in any litigation and has no long-term liabilities, except as described in the "Related Person Transactions" section below.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations or its security holders.

The team

Officers and directors

Ralph Liu	Chief Executive Officer, Founder, and Director

Ralph Liu
Ralph has been a board level investment banker, seasoned derivatives trader on Wall Street and in many Asian financial centers. Currently he is a venture investor and advisor in many Blockchain technology based Fintech and Proptech companies through the California based incubator company Advanced e-Financial Technologies, Inc. (AeFT) (2001-present). He was formerly the Managing Director of JP Morgan Chase in Hong Kong, Vice President of UBS in Singapore after starting his career with Morgan Stanley in New York. His last corporate role was as the Executive Vice President and Chief Investment Officer of China Everbright Bank in Beijing. In between, Ralph also built and ran a successful Singapore-based derivatives trading, risk management and banking system Fintech company in the 90's called ARMS (Advanced Risk Management Solutions) which provided services over 26 countries covering from Asia, Middle East to Eastern and Central Europe. Ralph brings strong visions, high level contacts and financial oversight to MuleChain. Ralph is the Owner, Chairman, President, and CEO of Advanced e-Financial Technologies, Inc. (AeFT) (2001-present) and InvestorsAlly, Inc. (2009-present), both of which he spent combined 40 hours a week working on before MuleChain. In May 2018, he founded Mulechain, which he now spends 40 hours a week on as his primary focus.

Number of Employees: 35

Related party transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The Company has conducted the following transactions with related persons: The company has a short-term loan of $15,000 from Ralph Y. Liu, Founder, President and CEO. The debt bears no interest and is payable upon the completion of equity crowdfunding transaction.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.** No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.
- **Investors in this Offering will receive no voting rights.** The company has determined that investors in this Offering will receive the Company's Preferred Stock. All rights and preferences are set forth in the Subscription Agreement and the Amended and Restated Certificate of Incorporation (to be filed prior to each closing) of the Company. No investor in this Offering will have the ability to determine the policies of the Company unless provided by law, as voting power is concentrated in the hands of our founding members.
- **No Guarantee of Return on Investment** There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.
- **The Company has the right to extend the Offering deadline.** The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or if the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.
- **There is no present market for the Securities and we have arbitrarily set the price.** We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.
- **Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.** Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other

security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

- **The Company's CPA has issued a going concern opinion.** The Company's CPA has issued a "going concern" opinion on the Company's consolidated financial statements, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern for the next twelve months from the issuance of these financial statements is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The CPA has stated that these factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

- **The security may be illiquid for long periods of time** The Securities sold in this offering will be marked with a 1-year restricted legend. This means that they should not be traded on secondary markets until this legend attribute has been removed after 1 year, anticipated to be around December __, 2019. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

- **The Company is a development-stage company.** The Company was formed in 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. The Company's current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. The Company will only be able to pay dividends on any shares once its directors determine that it is financially able to do so.

- **Management has discretion on use of proceeds generated from this offering.** The Company's success will be substantially dependent upon the discretion and judgment of our management team with respect to the applicable and allocation of the proceeds of this offering.

- **The Company has limited operating history, and therefore, it cannot assess it growth rate and earnings potential.** It is possible that the Company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The Company may face these and other difficulties in the future and some may be beyond its control. If the Company is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot assure that its business model and plans will be successful or that it will successfully address any problems that may arise. It is possible that you could lose your entire investment.

- **Future fundraising may affect the rights of investors.** In order to expand and to survive, the Company is likely to raise funds against the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

- **Investors may face dilution of their equity interest by subsequent financings and stock issuances.** The Board of Directors of the Company has sole authority to authorize the Company to issue additional shares of the Company's capital stock (including Common and Preferred Stock) and to establish the rights and preferences with respect to such additional stock, including liquidation preferences that may be senior to the Common Stock offered through this offering.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

- **A majority of the Company is owned by a single owner.** Prior to the Offering, the Company's current majority owners beneficially owns approximately 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, this majority owner may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This person may have interests that are different from yours. For example, this owner may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

- **If we were to lose the services of our key personnel, we may not be able to execute our business strategy.** The Company's success is substantially dependent on the performance of our executive officers and key employees. The loss of any of our officers or directors would have a material adverse impact on us.

- **If we are unable to hire, retain or motivate qualified personnel, consultants, independent contractors, and advisors, we may not be able to grow effectively.** Our performance will be largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. Competition for such qualified employees is intense. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, our future success will depend in large part on our ability to retain key consultants and advisors. We cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of MuleChain. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.

- **The Company depends on third-party service providers and outsource providers for a variety of services.** The Company relies on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and the Company is not able to find alternate third-party providers, it could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact the Company's ability to process, record and report transactions with its customers and other constituents. Such interruptions in the provision of supplies and/or services could result in its inability to meet customer demand, damage our reputation and customer relationships and adversely affect its business.

- **The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.** Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

- **Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.** We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

- **Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.** We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

- **An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.** Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

- **Uncertainty with respect to the US trade policy may reduce our manufacturing choices and add to our expenses.** Most of the suppliers of the Company's services are not in the United States. The current United States administration had indicated a desire to re-negotiate trade deals and potentially impose tariffs on foreign countries, including China. The Company may incur additional expenses if it is forced to base its manufacturing efforts in the United States.

- **The Company's business plan is speculative.** The Company's planned businesses are speculative and subject to numerous risks and uncertainties. The research and development of our proposed pod-based vaporization may not succeed in creating any commercial products or revenue due to functional failure, lack of acceptance of demand from the marketplace, technological inefficiencies, competition, or for other reasons. There is no assurance that the Company will ever earn significant revenue or profit.

- **The Company cannot assure that it will earn a profit or that its products will be accepted by consumers.** The Company's business is speculative and dependent upon acceptance of its products and services. The Company's operating performance will be heavily dependent on whether or not it is able to earn a profit on the sale of its products and the products of other manufacturers from which it supplies or distributes commercial goods. The Company cannot assure that it will be successful or earn any revenue or profit, or that investors will not lose their entire investment.

- **If the Company is unable to hire, retain or motivate qualified personnel, consultants, independent contractors, and advisors, it may not be able to grow effectively.** The Company's performance will be largely dependent on the talents and efforts of highly skilled individuals. The Company's future success depends on its continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. Competition for such qualified employees is intense. If the Company does not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, the Company's future success will depend in large part on our ability to retain key consultants and advisors. The Company cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of MuleChain, Inc. The Company's inability to retain their services could negatively impact its business and ability to execute the business strategy.

- **We rely on various intellectual property rights, including patents, trademarks, and licenses in order to operate our business.** Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

- **From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.** Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

- **The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.** In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

- **We have not prepared any audited financial statements.** Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

- **We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both** the U.S. **and various foreign jurisdictions.** Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

- **We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.** We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

- **We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.** Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

- **Security tokens are subject to changes in the government regulations.** Due to the novel nature of blockchain-based technology, there is currently unclear or insufficient government regulation or protection on how such ICO tokens are to be traded or transferred. Therefore, if the tokens are tradeable on a secondary market, then market manipulation such as pump-and-dump schemes by unsavory third parties may exist until appropriate regulations are eventually enforced. Additionally, unforeseen government regulation may result in complete illiquidity of cryptocurrencies and its derivatives such as through the restriction of cryptocurrency exchanges. Perceived market price of ICO tokens may not necessarily represent their true fundamental value and may be subjected to over-speculation and therefore extreme corrections and volatility. High volatility assets are generally considered investments of risk.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Ralph Y. Liu, 100.0% ownership, Common Stock

Classes of securities

- COMMON STOCK: 1,000,000,000

The Company has authority to issue up to 1,000,000,000 shares of Voting Common Stock with rights preferences and restrictions as set forth in the Certificate of Incorporation, to be filed prior to the first close of this Offering.

Common Stock:

Dividend Rights

Subject to preferences that may be applicable to any then outstanding Preferred Stock, the holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution or winding up or Deemed Liquidation Event, holders of Common Stock will be entitled to shares ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of the outstanding Preferred Stock, that the company may designate in the future.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemption or sinking fund provisions applicable to the Company's Common Stock.

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of our Preferred Stock and any additional classes of Stock that we may designate in the future.

- PREFERRED STOCK: 0

The Company has authority to issue up to 1,000,000,000 shares of Preferred Stock with rights preferences and restrictions as set forth in the Amended and Restated Certificate of Incorporation, to be filed prior to the first close of this Offering.

Voting Rights

Holders of the Company's Preferred Stock do not have a right to vote.

Right to Receive Dividends

Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. All dividends shall be declared pro rata on the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, holders of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets or funds of the Company to other holders of the Company's equity (except for any class or series of preferred stock designated to be paid prior to, or concurrently with, the Tokens as to payments in liquidation). If upon a Liquidation Event and after the payment or setting aside for payment to the holders of any class or series of preferred stock designated to be paid prior to the Tokens, as to a liquidation preference, the assets of the Company lawfully available for distribution to the holders of Tokens and any class or series of preferred stock designated to be paid concurrently with the Tokens, as to a liquidation preference, are insufficient to permit payment in full to all such holders, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the Token holders and holders of any class or series of preferred stock designated to be paid concurrently with the Tokens, as to a liquidation preference, ratably and in proportion to the full amounts they would otherwise be entitled to receive.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Conversion Rights

The Securities will not convert to any other class of equity in the Company.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the

Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

What it means to be a Minority Holder

As an investor in the Company's Preferred Stock, you will not have any right to vote in regards to the corporate actions of the Company, including issuances of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering will hold minority interest, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

As Purchaser of the Company's Preferred Stock, you do not have anti-dilution rights. You may be subject to dilution in the future. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a small piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each shares being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors (i.e., they get more shares than the new investors would for the same price). Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting-control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.


FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS


Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-07-27.

Financial Condition

Results of Operation

The company was registered in Delaware on May 29th, 2018. Since then there have been only some expenses such as traveling to speak at conventions and conferences as well as to prepare for this crowdfunding event.

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until in the third quarter of 2019 although we will target to have some limited service launch in a few test markets starting the first quarter of 2019. Based on our forecast, with the liquidity of the anticipated full raise amount of $1,070,000, we anticipate that we can operate the business for 6 months without revenue generation.

Financial Milestones

The company started business operations in January this year and it has been in a bootstrap mode funded by the company founder.

The company is investing for continued growth of the brand and in securing market share, hence it is expected to generate sizeable net losses from operations as a result. Management currently forecasts that the company will not generate positive net income until some time in the second half of 2020.

The management team has been aggressively pursuing strategic partners and investors globally to fund and expand the near term growth with promising interest and on-going discussions. Specifically, the company will pursue an interim private placement offering via Reg D and Reg S as a next step of financing methods.

The major funding will be through either a domestic Reg A+ or via an offering at an appropriate off-shore jurisdiction. The exact details will be subject to current and future regulatory approvals. Regulatory compliance in fund raising has been and will continue to be a number one priority for the company.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances via VCs, strategic partners, or any other method available to the company.

Specifically we have been preparing for the second stage of our overall financing plan via an interim Reg D and Reg S funding raising in the 1st quarter of 2019 before a contemplated Reg A+ which may happen in the late 2019. Aside from these plans, the company has been in discussions with a few strategic partners to explore various financing and expansion methods.

Indebtedness

The company has a short-term loan of $15,000 from Ralph Y. Liu, Founder, President and CEO. The debt bears no interest and is payable upon the completion of equity crowdfunding transaction.

Recent offerings of securities

None

Valuation

$10,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares in the Offering reflects the opinion of the Board as to what would be fair market value and the Company's internal determination based on its own assessment of the Company's current and future value, as well as relative risk for investors investing in similarly situated companies. The valuation of the Company may be determined through negotiations with prospective investors in a future equity financing. Those prospective investors may determine the value of the Company through one or multiple methods which include: Liquidation Value – The amount for which the assets of the Company can be sold, minus the liabilities owed; Book Value – This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet; and Earnings Approach – This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% - 12% total fee)	$1,000	$170,000
Net Proceeds	$9,000	$900,000
Use of Net Proceeds:		
R&D & Production	$7,000	$500.000
Marketing	$1,000	$200,000
Working Capital	$1,000	$100,000
Legal	$0	$100,000
Total Use of Net Proceeds	$9,000	$900,000

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (over-allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over-allotment amount of $1,070,000, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $900,000 over the course of that time as in the table above and listed below.

R& D & Production: developing the mobile app and developing the blockchain platform

Marketing: preparing to launch the service in 3 test cities and global social media marketing campaign

Working Capital

Legal: preparing Reg D/ Reg S offering and local city business deployment contracts

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event under 17 CFR 227.503(a) has occurred in respect to the Company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available at http://mulechain.com/financials in the tab labeled Investors. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
MuleChain, Inc.

[See attached]

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
MuleChain, Inc.
Newport Beach, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of MuleChain, Inc. (the "Company,"), which comprise the balance sheet as of July 27, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from May 29, 2018 to July 27, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA

Marko Glisic, CPA
Los Angeles, California
8/13/18

MULECHAIN, INC.
FINANCIAL STATEMENTS
(UNAUDITED)

FROM INCEPTION (MAY 29, 2018) TO JULY 27, 2018

MuleChain, Inc
Index to Financial Statements
(unaudited)


MULECHAIN, INC.
BALANCE SHEETS
AS OF JULY 27, 2018
(unaudited)


ASSETS

Current Assets		
Checking/Savings	$	4,744
Total Current Assets		4,744
Total Fixed Assets, net		-
TOTAL ASSETS		**4,744**

LIABILITIES & EQUITY

Current Liabilities	
Short Term Loan	15,000
Total Current Liabilities	15,000
Long Term Liabilities	
Long term debt	-
Total Long Term Liabilities	-
Total Liabilities	15,000
Equity	
Common Stock, par value $0.00000001 1,000,000,000 shares authorized, issued and outstanding	10
Owner's Equity	-
Subscription Receivable	(10)
Retained Earnings/(Deficit)	(10,256)
Total Equity	(10,256)
TOTAL LIABILITIES & EQUITY	$ **4,744**

MULECHAIN, INC.
STATEMENTS OF OPERATIONS
FOR THE PERIODS MAY 29, 2018 TO JULY 27, 2018
(unaudited)

Revenue	$	-
Costs and expenses:		
Legal Expenses		2,000
Accounting Fees		1,500
Startup Costs		6,756
Total costs and expenses		10,256
Income from operations		(10,256)
Interest and other income (expense), net		-
Income before provision for income taxes		(10,256)
Provision for income taxes		-
Net income	$	(10,256)

MULECHAIN, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR PERIODS MAY29, 2018 TO JULY 27, 2018
(unaudited)

	Common stock		Subscription Receivable	Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount				
Inception (May 29, 2018)	-	$ -	$ -	$ -	$ -	$ -
Issuance of founders stock		-	-	-	-	-
Shares issued for services		-	-	-	-	-
Capital Stock	1,000,000,000	10	(10)	-	-	-
Stock option compensation		-	-	-	-	-
Net income (loss)		-	-	-	(10,256)	(10,256)
July 27, 2018	1,000,000,000	10	(10)	-	(10,256)	(10,256)

MULECHAIN, INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIOD MAY 29, 2018 TO JULY 27, 2018
(unaudited)

Cash flows from operating activities		
Net income	$	(10,256)
Net cash provided by operating activities		(10,256)
Cash flows from investing activities		
Purchases of property and equipment		-
Cash flows from financing activities		
Short Term Loan		15,000
Net cash received from financing activities		15,000
Net (decrease) increase in cash and cash equivalents		4,744
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	4,744
Non Cash Investing and Financing Activities:		
Subscription Receivable	$	10

NOTES

1 – NATURE OF OPERATIONS

MuleChain Inc., was formed on May 29, 2018 ("Inception") in the State of Delaware. The financial statements of MuleChain Inc, (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wilmington, Delaware.

The MuleChain business is a global decentralized P2P personal delivery and temporary warehouse service managed by smart contracts on a blockchain. There are three essential parts of the business. The mules could be 1) non-professional occasional travelers working as the cross border mules, 2) local professionals conducting last mile e-commerce delivery to households, or 3) the usual local messengers for documents, couriers for parcels or even food delivery moped drivers in local cities and neighborhood communities. The mules service is kind of like a Uber for goods and freight if you will but to work for Uber, one needs to own a car. To work for himself/herself as a mule on the MuleChain platform, one only needs a subway token, a train pass or an airline ticket to compete in price with UPS, FedEx or DHL.

There are also opportunities for independent individuals who can use their under-utilized living space to set up on the MuleChain platform to act as a Pack Station to earn income for themselves. The pack station business is more like an Airbnb for packages and parcels whereas to work for Airbnb, one needs to own an apartment or a house. To work for himself/herself as a pack station owner on the MuleChain platform, one only needs a rented apartment or a rented house to compete in price for offering delivery services with those centralized corporate giants.

Going Concern and Management's Plans
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability

(an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of July 27, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from transaction fees earned by the MuleChain service bureau. The MuleChain service bureau (under MuleChain, Inc.) that administers the decentralized MuleChain platform will charge a small transaction fee from the delivery fees earned by the Mules and the warehouse fee earned by Pack Station Owners on the platform. The transaction fee will be earned automatically on a real time basis through the smart contract on the blockchain as and when the fees are earned by the Mules and Pack Station Owners when collection is reasonably assured, persuasive evidence of an arrangement exists and the price is fixed or determinable.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has a short-term loan of $15,000 from Ralph Y. Liu, Founder, President and CEO. The debt bears no interest and is payable upon the completion of equity crowdfunding transaction.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,000,000,000 shares of our common stock with par value of $0.00000001. As of July, 2018, all the 1,000,000,000 shares of common stock are issued and outstanding to the founder, Ralph Y. Lui, for a value of $10. The company will issue non-convertible preferred stocks (designated as Preferred Equity Tokens) to future investors.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has a short-term loan of $15,000 from Ralph Y Liu, Founder. The loan bears no interest and are payable upon the completion of equity crowdfunding transaction.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 13, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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MuleChain is pending **StartEngine Approval.**

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MuleChain

Global P2P Delivery & Warehouse Services

Small OPO · Newport Beach, CA · Consumer Internet · Accepting International Investment

0
Investors

$0.00
Raised of $10K - $1.07M goal

Overview | Team | Terms | Updates | Comments | Share

Listen to MuleChain CEO Ralph Liu's audio interview on FutureTech Podcast to get a quick understanding of how MuleChain works!

The podcast explains how the MuleChain service works with an example and it explains the corporate missions.

Don't Mail It, Mule It!

Invest in MuleChain

MuleChain Powered By nem

Smart P2P Logistics

Picture this: your daughter Amanda is spending the fall semester abroad in London. As the weather begins to get colder, she realizes she forgot her favorite winter leather jacket back in the States. She has to have that jacket that she likes so much and wears it every year.

But, Tom is visiting his girlfriend for the weekend in London. He's not taking much with him and has space in his carry-on luggage. **This is a perfect moment for MuleChain.**

Mulechain
Leather Jacket
Preston Vega
Headphones
Elisa Valdez
Lobster Pillow
Xavier Luna

The MuleChain app can connect you with Tom. You post that you're willing to spend $100 to get the jacket to London. Tom logs on to the app and decides that he'd be willing to take your daughter's jacket on the plane with him for that price. He accepts the job, picks up the package, and delivers it to a Pack Station in London. Your daughter can then pick up the jacket at her convenience.

This is MuleChain working at its finest. We aim to introduce a **"Convenience Assistance Service"** concept to help millions participate in the global sharing economy by redefining global peer-to-peer logistics. We are using blockchain technology to create a decentralized network where users can **create requests for both local, inter-city, and cross-border delivery services.** Users can also perform temporary storage and delivery functions for requests on the network, earning cryptocurrency as payments for providing services. **Most importantly, we believe we are creating new job opportunities around the world.**

MuleChain is positioned in the right place at the right time: the **crossroads of decentralized blockchain emergence and the recent establishment of successful peer-to-peer on-demand models.** We want your investment in order to make this elegant technological solution to real-world problems a reality.

Ralph Liu
CEO & Founder of MuleChain, Inc.







The Offering

Investment: Common Stock & MuleChain Tokens

$.01/share of Preferred Stock | When you invest, you are betting the company's future equity value will exceed $11M.

Perks*

MuleChain Utility Tokens

The Offering includes 10 MuleChain Utility Tokens, ("MCX") tokens per $1.00 invested in this Regulation Crowdfunding Offering.

**All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens. See Offering Summary below for additional terms.*



This Offering is eligible for the **StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Summary** below.*

MuleChain Tokens

Description: MCX will be used on the MuleChain platform as the global medium of exchange by the MuleChain members, and will be issued on the NEM Blockchain. For example, the fees charged by the Mules and Pack Station Owners will be paid by the Requesters in the form of MCX tokens.

the form of MCX tokens.

MCX will also perform the function as a risk mitigation tool. For example, it could be used as the collateral when a Mule takes on a delivery assignment of an item. The MCX tokens' equivalent to the financial value of the item to be delivered will be held automatically in the escrow by the smart contract from the Mule's account. If the Mule runs away with the item, the Requester will be paid the MCX tokens held in escrow to cover the Requester's potential financial loss. It can also similarly protect the Requesters or Receivers when an item being delivered is in the care of the temporary warehouse storage facility operated by the Pack Station Owners.

The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.

Our Story

The idea for MuleChain originated while at a Christmas party last December. As someone with a background in banking and a few P2P sharing platform tech ventures before, I had been fascinated with blockchain, decentralization and the various potential applications in the new sharing economy, and I found myself explaining the concept of how new technology such as blockchain could disrupt various existing industries to someone I met at the party who was unfamiliar with these topics. While explaining these concepts in simple terms to a person in the logistics industry, the idea for disrupting the delivery logistics industry popped into my head - and it truly is a simple concept. The idea of MuleChain was formed that night while I was driving home.


AIRPORT EXPRESS

The Mules service is kind of like an Uber for goods and freight, if you will, but to work for Uber, one needs to own a car. To work for himself/herself as a mule on the MuleChain platform, one only needs a subway token, a train pass, or an airline ticket to compete in price with UPS, FedEx or DHL.

There are also opportunities for independent individuals who can use their under-utilized living space to set up on the MuleChain platform to act as a Pack Station to earn income for themselves. The idea of a Pack Station came about some time in March as the need for drop-off and pick-up centers became apparent for the successful implementation of the Mule service.

The pack station business is more like an Airbnb for packages and parcels, whereas to work for Airbnb, one needs to own an apartment or a house. To work for himself/herself as a pack station owner on the MuleChain platform, one only needs a rented apartment or a rented house to compete in price for offering delivery services with those centralized corporate giants.

There is a transformative power of this new service to our society. Think about how many new jobs could be created globally, not just for travelers but also for those under-privileged or people with disabilities and senior citizens. They could all become pack station owners and switch on their part-time voluntary service occasionally to generate some income for themselves while at home to let requesters and Mules drop off and pick-up only those small parcels, sentimental trinkets, or documents out of their approved choices.

While Mules may be Republicans, the pack stations owners are most likely Democrats. We are glad that the MuleChain business might be able to appease both of them.

There are three essential parts of the business. The Mules could be 1) non-professional occasional travelers working as the cross-border and inter-city Mules, 2) local professionals conducting last mile e-commerce delivery to households, or 3) the usual local messengers for documents, couriers for parcels, or even food delivery moped drivers in local cities and neighborhood communities. In the beginning, we will focus on Part 1, i.e., the cross-border Mules business where we believe we currently have zero competition to build and season our technology platform before we move on to compete with existing businesses in Part 2 and Part 3. In terms of deployment, apart from the US and China where we will try to implement all three parts of the business, we have also set up over 10 other peripheral cities in countries around the world with Regional Directors to focus only on Part 1, the cross-border Mules business. With Regional Directors developing the local business plans in each country, will be able to execute these business plans immediately after the successful launch of our platform.

Our corporate mission is to reach out to the underprivileged vast majority of the world's population to encourage them to use Mules and pack stations as a day to day service, especially in many developing countries in South America, Africa, and Southeast Asia. We may have a chance to offer MuleChain as an improved alternative to the many current national postal package delivery services in those countries via this new decentralized peer-to-peer trust-less system enabled by the blockchain technology.

Our goal is to be able to create millions of new jobs in the new gig economy while we bring these exciting new benefits to consumers across the world.



Not only do we see this as a way of disrupting the shipping industry, we believe this is a tool that will create millions of new jobs. Ideally, anyone can earn money as a Mule or as a Pack Station Owner, with no lawyer-drafted contracts, no boss, and no schedule: you work whenever you want, however often you want. You don't even need to own a car to deliver packages or own a house to let other people's package stay for a while. Anybody with public transportation or rented space can earn extra income easily on the MuleChain platform.

The fact that anyone can make money with MuleChain has become our mission. We have assembled a top notch execution team who are driven to make this a reality within the quickest time possible. I came up with the idea for MuleChain because I believe in a smarter, more efficient world. I also believe in giving everyone an opportunity to earn money in the shared economy.

How It Works - Development Stage

The MuleChain Routes mobile app is a work-in-progress and the MuleChain tech team is working on a daily basis to improve it. We do not have a working model at the moment. The final launched product may also appear quite differently from the screen mock-ups shown. We have completed and released the mobile app prototype with MuleChain charter member signup and static data clickable demo which covers the majority of the screens and flows. The Android demo app is currently downloadable from Google Play Store and the Apple iOS app has been also been approved on TestFlight for beta test reviews. The NEM blockchain integration is also an on-going work-in-progress. At the moment nothing demonstrable on the back-end has been developed yet.



MuleChain features advanced P2P logistics built on the NEM blockchain. Conceived in late 2017, MuleChain was born from a vision to finally bring the peer-to-peer gig-economy model to the shipping, delivery, and warehouse industry.

The success of this model has been demonstrated in other industries by the likes of eBay, Fiverr, Uber, and AirBnb. With MuleChain, normal people (Mules) can make money by delivering packages for Requesters. Much like how Uber drivers get paid to deliver people to their destination, Mules will be paid to deliver packages and parcels. Here's how it works:



Requesters: The requester gets on the MuleChain app and sets a

price they are willing to pay to have a Mule deliver their item to a chosen destination. **If the price is high enough, a Mule will agree to the price and pick up the item from either the Requester directly or from a Pack Station.**

Pack Station Owners: **Pack Station Owners are compensated for being a drop-off zone and providing temporary storage for packages that are en route to their destination.** Requesters can simply drop off their parcel at a Pack Station instead of scheduling a time to meet with a Mule directly.

Mules (and Mule Train Operators): Mules make money by delivering parcels they deem to be worthwhile. The MuleChain mobile app (called MuleChain Routes) helps facilitate the easiest way to find packages to deliver by matching your pre-chosen route (maybe your daily commute, a vacation, or day trip) to packages that share the same destination.

Regional Directors: There will also be many **Regional Directors in cities around the world to coordinate the MuleChain services and to recruit Mules and Pack Station Owners as well as to hold annual MuleChain Congress conventions** to educate people on how to make extra income on the MuleChain platform or earn a living in the MuleChain ecosystem. We envision as the system platform matures, P2P will extend beyond C2C and move into B2C and B2B delivery services arena. There will be many small businesses and perhaps even big corporations to set up shops on the MuleChain platform.

Collateral Escrow & Insurance: What if someone steals my parcel? Don't worry, to prevent the potential fraud risk, Mules are required to keep MCX tokens equivalent to the value of your item as collateral in a locked escrow account that is managed by a smart contract. If your package is stolen or is not delivered, you will be reimbursed for the value of your item. Pack Station Owners will have to carry insurance policies to cover the potential theft and damage risks to your parcels as well. Additionally, a part of the 3% fee on transactions will go towards funding the **MuleChain member disputes resolution centers**, which will operate on established resolution principles similar to those of eBay, Amazon, PayPal, FedEX, etc. although these disputes will primarily be between members on the platform.



MuleChain Routes (MR): The mobile app, dubbed MuleChain Routes to distinguish it from the MuleChain platform itself, is developed by MuleChain, Inc. for members on the MuleChain platform to conduct day-to-day transactions. Each member has a cryptocurrency wallet and access to a secure multi-lingual messaging communication capability.

Blockchain: Where does the blockchain come in? MuleChain utilizes the NEM blockchain to facilitate all transactions in a decentralized manner with smart contracts. This streamlines transactions and greatly reduces costs, allowing all but 3% of each transaction to go to the users of MuleChain! Compare this to a much higher commission or fee that service such as Uber and Lyft would typically take.



Become a Pack Station
as a Pack Station, users of the platform will host locations for pickup & dropoff and be compensated for their service
a Mule, users of the platform will become couriers of items submitted by Requesters and be compensated for their service

The Sharing Economy

Airbnb was one of the pioneers of the modern sharing economy almost 10 years ago. It has grown into a massive multi-billion dollar enterprise that is utilized every single day (Source: Yahoo Finance). **While the sharing economy is booming, with new ideas popping up every day, we have only started to scratch the surface of its potential.** We believe there are still trillions of dollars of assets that are untapped and our mission for a more sustainable and efficient society remains waiting.

The root of the sharing economy is in eliminating waste. Take Airbnb for example. If you aren't using a property, a guest house, even a couch, you can monetize that otherwise wasted space. This eliminates the need for hotels and other such lodgings. Consumers can pay less while hosts can make money off of their extra space.

When it comes to logistics and delivery, think about how much global energy consumption could be saved collectively through this new "Convenience Assistance Service" concept made available by MuleChain.



This decentralized P2P platform is a more efficient and sustainable model that eliminates the need for big, inefficient corporate structures. **That is the business model that MuleChain embraces.** That extra space in your carry on luggage or the trunk of your car can be used for delivering packages. And because you are already heading to the destination anyway, there are **no additional resources** used to get the package to the destination. The sharing economy has already taken over and the trend is only going to continue. This is exactly how this new "Anyway" concept of **"Convenience Assistance Service"** will come into play.

Collectively, we human beings will finally get to work much more efficiently, conserving much more energy while delivering the same result in a cheaper, faster, and better way. **Just imagine how much less fossil fuel will be burnt by delivering a package through somebody who is already planning to go to the same destination.**



NEM Relationship



MuleChain maintains a close working relationship with NEM Foundation due to its tried and true developer and user feedback reputation. We treat their successes as our success and vice versa. MuleChain chose to build on the NEM framework for the following simple reasons:

Scalability: The MuleChain user experience continually improves as more people participate. We feel that NEM provides the best



long-term scalability solutions for what MuleChain is going to become as there is already a relatively large NEM user base and XEM holders.

NEM provides excellent developer support and simplicity. We don't have to worry about our project getting stuck in the trenches of development. NEM is designed to interact with commonly used programming languages. This feature greatly reduces development time, costs, and special esoteric technical skill set requirements.

We spent months of time and lots of resources to gain the support of global NEM user communities for $800,000 in reimbursement funding in the past. Right before voting, the NEM Community Fund (NCF) program was abruptly unilaterally cancelled and changed by NCF into a new NEM Community VC fund which we would not consider participating in unless the NCF reverts back to the technical grant program in the future. We will, however, continue to stay close to the NEM members of various local NEM communities in many countries around the world. Members in these NEM local communities globally would most likely become a ready pool of immediate potential users of our MuleChain Routes mobile app in the near future since many of them are already quite familiar with the MuleChain NCF project proposal that we had been spending time educating them on during the grant proposal campaign.



We will keep the options open in the long run for adopting other alternative public blockchains with newer and more superior technical features and the possibility to build MuleChain's own native blockchain.

Sample Use Case Study Videos



Invest In MuleChain

In our opinion, **the shipping industry is one that hasn't changed in a long time,** and it is overdue for a face-lift. We are still trying to use the same inefficient models that we've been using for decades in a world that has changed drastically.

We have a grand vision that can change how the entire world thinks about shipping. Our idea is a simple one that can be used everywhere around the globe and back again. **We are also a service that creates jobs - we believe politicians will love having MuleChain in their city because MuleChain will inject money into their local economy by boosting incomes of local residents.** We think MuleChain is truly a win-win for the health of our society and its people. Now, with your investment, we will be able to make MuleChain a part of our everyday lives. We look forward to you joining us as we spread our services around the globe and change the way we think about shipping and temporary warehousing!



Take a refresher look at MuleChain CEO's video interviews to understand the business model better.








EXPLORING
THE BLOCK

- **December 2017** — Conception of the MuleChain Idea Created by Ralph Liu
- **January 2018** — Market Research and Business Planning Conducted
- **January 2018** — Initial Team Formed and Explored a Possible Utility Token Sale in an ICO in Either Singapore, Estonia, or Malta
- **February 2018** — Recruited Tech Team to Start MVP Development Work on the NEO Blockchain
- **March 2018** — Pack Stations Related Ideas Were Born and Added to the MuleChain Business Model
- **April 2018** — Decision Was Made to Switch from NEO Blockchain to NEM Blockchain
- **May 2018** — Held Back on the Offshore ICO Plan and Started Preparing for Compliant Crowdfunding Alternatives in the US
- **May 2018** — MuleChain, Inc. Was Registered as A Delaware C-Corp
- **June 2018** — Started Applying for NEM Community Fund (NCF) Technical Grant
- **August 2018** — NEM Community Fund Suddenly Cancelled and Changed the Technical Grant Program
- **September 2018** — StartEngine Reg CF Campaign Started for $1,070,000

In the Press



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Meet Our Team



Ralph Liu

Chief Executive Officer, Founder, and Director

Ralph has been a board level investment banker, seasoned derivatives trader on Wall Street and in many Asian financial centers. Currently he is a venture investor and advisor in many Blockchain technology based Fintech and Proptech companies through the California based incubator company Advanced e-Financial Technologies, Inc. (AeFT) (2001-present). He was formerly the Managing Director of JP Morgan Chase in Hong Kong, Vice President of UBS in Singapore after starting his career with Morgan Stanley in New York. His last corporate role was as the Executive Vice President and Chief Investment Officer of China Everbright Bank in Beijing. In between, Ralph also built and ran a successful Singapore-based derivatives



Eugene Balter

Director of Technology

Eugene is an experienced full stack Javascript developer with strong management skills. More than 15 years experience in computer science industry as a development team lead and CTO positions. In 2011 started SmartLab, company focused in ERP consulting. In 2014 started start-up SmartTouch POS - cloud SaaS software for restaurants and retail, was CEO and CTO of this project. Company was sold in 2018. Eugene has a Master's degree in Applied Math from National Technical University of Ukraine 'Kyiv Polytechnic Institute' (2002) and a Master's degree in Administrative Management (2016). Eugene is married and has two daughters.



Hongsheng Chen

Director of Product

Hongsheng has more 20 years of hands on software development and management experience. He has been the Technical Fellow/Chief Architect for a fortune 500 company for 7+ years, CTO/Cofounder of a startup for 4+ years, and CTO for a crowdfunding company for 3+ years. Hongsheng loves vision driven technology solutions, and has led a project that was awarded the "Most Innovative Product" InfoWeek 500 Award. Hongsheng has a Master's degree in Computer Science from Purdue University (Indianapolis) and a Bachelor's degree in Biology from Tsinghua University (Beijing). Hongsheng has a few publications and one awarded patent in computer algorithms.

trading, risk management and banking system Fintech company in the 90's called ARMS (Advanced Risk Management Solutions) which provided services over 26 countries covering from Asia, Middle East to Eastern and Central Europe. Ralph brings strong visions, high level contacts and financial oversight to MuleChain. Ralph is the Owner, Chairman, President, and CEO of Advanced e-Financial Technologies, Inc. (AeFT) (2001-present) and InvestorsAlly, Inc. (2009-present), both of which he spent combined 40 hours a week working on before MuleChain. In May 2018, he founded Mulechain, which he now spends 40 hours a week on as his primary focus.



Jennifer Zhang
Director of Marketing

Jennifer is an international marketing executive with 15+ years of digital and high-tech Fortune 500 work excellency across the US and Asia Pacific regions with both strategic and operational experience. Jennifer holds an MBA from Santa Clara University. She has held leadership roles in top global companies such as Dell, HP, OgilvyOne, Burson-Marsteller and more. She is an entrepreneur skilled at driving revenue and profitability via integrated digital marketing and demand generation channels for brands. She is also 9-year veteran of the China Internet space with a wealth of knowledge of the China and Asia Pacific digital economy. She has a Strong industry expertise in e-commerce, performance-based online marketing, social media, mobile, user experience, web analytics, SEM, Email, and affiliate marketing. Jennifer was born and raised in China, educated in the U.S., speaks fluent Mandarin, and knows both the Chinese and Western cultures intimately.


Johan Ström
Director of Global Distributed Marketing

Supply chain professional, with over 12 years of experience in logistics from a range of industries. From warehousing, logistic planning, transport management, supply/demand planning and supply chain management Johan has developed great understanding of the complete supply chain. With his broad experience, he brings an end-to-end supply chain understanding to the MuleChain project.


Forrest Przybysz
Director of Operations

Forrest is an entrepreneur with a broad range of blockchain experience across many facets of the emerging technology. He was a very successful Division I wrestler at Appalachian State University where he reached a ranking of 12th in the nation and went on to receive Academic All-American honors as well as an MBA focused in Economics. In relation to blockchain technology, Forrest has engaged in activities such as ICO research, investment analysis, mining, trading & technical analysis, and online marketing. Forrest excels at identifying and communicating long-term implications of emerging technologies. He was a very early and successful investor in several top cryptocurrency projects and is committed to inspiring the growth and vision of MuleChain at a global scale.


Taylor Fiscus
Business Development Manager

Taylor worked remotely from 35 cities in 16 countries from January 2017 to Spring 2018 for an ed-tech company and an IT security firm. She's worked on political and issues campaigns and in the US federal government. Taylor was appointed by the EPA Administrator to serve as special advisor to the Great Lakes regional administrator. Prior to that, Taylor was appointed by the President to serve as the associate director of White House personnel in 2009, and then deputy White House liaison to the EPA in 2010. Prior to her work in the White House, Taylor worked on the presidential campaign in seven states, the convention, and campaign headquarters. Taylor is a 2006 Human Rights Campaign youth college alumna where she worked on now-Cincinnati mayor John Cranley's congressional race. She served on the HRC Chicago steering committee for four years. Taylor received a political psychology certificate from Stanford in 2016, and a psychology of religion certificate from Northwestern in 2014. She received a Bachelor of Science from TCU in 2006.


Bruno Macchialli
Business Development Advisor

Bruno has 15 years experience in the Air Cargo business with several Management positions within Marketing, Sales and Distribution departments. He has strong project management and analytical abilities. He led major e-projects for Air France KLM cargo and Martinair cargo. Familiar with multi-cultural environments, he is dynamic and has a creative entrepreneur mindset. Bruno currently serves as Consulting Director in a Private Equity fund. Bruno's background in the airline industry will bring strong advisory to the MuleChain project.


Stepan Tsaturyan
Project Management & Technical Advisor

Stepan has more than 14 years of experience in managing software systems development with an array of technologies and methodologies. He co-founded apollobytes and has a long history as a technical project lead with top performances in full software development life-cycle and a proven ability to define a product's vision and implement action plans in alignment with business objectives. Stepan brings visionary and forward thinking advisory to the development of the MuleChain App.


Daniel Park
Senior Software Engineer

Daniel is a creative thinker, cryptocurrency enthusiast, and technology evangelist who's passionate about engineering engaging solutions for the digital world. As entrepreneur at heart, he has led many successful development projects throughout his career, testaments to both his leadership skills and technical capabilities.Daniel brings his expertise in application development, service-oriented architecture, and data modeling to the team and is excited to contribute to his vision of a decentralized world powered by innovative blockchain applications.


Prameet Chakraborty
Senior Software Engineer

Prameet has a degree in Computer Science from the RNS Institute of Technology. He is a self proclaimed startup kid and likes to workout to remain fit. Prameet is a passionate follower of blockchain and loves to contribute to technology that can help change lives for the better. Prameet has a past history of involvement with startups in emerging technologies.


Vishrut Shah
Software Engineer

Vishrut is a software engineer with a Master's degree in Computer Science from California State University Long Beach. He has extensive experience in full stack engineering and is a valuable addition to the team. Vishrut brings his expertise and knowledge in software engineering to the MuleChain team.


Kush Shah
Software Engineer

Kush graduated with a Master in Computer Engineering degree from NYU. He specializes as a full stack developer, having worked across different web stacks. He enjoys challenging himself with difficult problem sets. He has previously worked at Codeguard Inc, and worked with NYU. In addition, he also worked as a Teaching Assistant for NYU's IT department. He is looking forward to the new challenges at MuleChain.


Jaime J Máñez
Graphic & Motion Designer

Jaime is an multifaceted Graphic & Motion Designer with 10+ years' experience working with all manner of concepts. From a focus in animation and visual effects and video production to Graphic Design, Branding and Web/Mobile development, he maintains a constant desire to learn and grow with every project and client he faces. With that incessant curiosity delving into cryptocurrency and blockchain industry growth, MuleChain was a natural and incredible team to be a part of next.


Mohsin Saiyed
Graphic and UI/UX Designer

Mohsin has more than 12 years experience in Web, App and graphics design. He is a specialist with Adobe Creative Suite (Photoshop, Indesign, Illustrator, Acrobat) and the UX/UI for mobile applications. Mohsin is very excited to join the MuleChain team to contribute his visual design capabilities to bring the MuleChain ideas to the masses.


David Compton
Education and Training Director

David has over forty-four years in the real estate business. During that time he has been successful in both residential and commercial sales, as a site selector for a fast food chain, a branch manager, and for the last 33 years as a career development director and prominent speaker in the real estate industry. In addition, he

Alexey Shmanov
Advisor

Alexey is an early blockchain adopter, entrepreneur, and an expert in online advertising. He co-founded Marketcall, one of Russia's first affiliate networks and Move.ru. He has also participated many e-commerce projects. In 2011-2013 he integrated PayPass into TurkPay as the company's COO. Today he is CEO of HOQU, the world's first decentralized affiliate

Richard Kastelein
Advisor

A journalist by trade but entrepreneur & adventurer at heart, Richard's professional career ranged from political publishing to TV technology, bootbuilding to judging startups, skippering yachts to marketing & more as he's traveled for nearly 30 years as a Canadian expatriate living around the world. He holds an honorary Ph.D. and is Chair

Wally Xie
Advisor

Wally is currently the CEO of the Irvine based Qchain that has successfully conducted an ICO in 2017. He has a diverse background that includes experience in digital marketing, data analysis, and software development. Wally previously worked at several media production and technology companies, including the prominent Chicago startup

has been a team development consultant for a major copper mining/refining company and HUD. He has trained over 30,000 sales people for the real estate business. Between 1986 and 2005 David was a Director of Education for Coldwell Banker in both Arizona and Northern California. David brings volume of experience in education and training that would be helpful in developing MuleChain's pack station owners business. He will also be an Ambassador for MuleChain in online marketing content creation. David resides in Litchfield Park, Arizona. He is a native of Arizona.

platform, and also brings his business and blockchain experience as an Advisor to the MuleChain project.

Professor at Jiangxi Ahead Institute of Software & Technology (Blockchain Faculty) in China. Richard wrote over 1500 articles on Blockchain technology, is the founder of Blockchain News, a partner at ICO services collective CryptoAssets Design Group and is the director of Blockchain Partners (Oracle Partner). Along with the MuleChain project, he also sits on the advisory boards of a dozen Blockchain startups.

Sprout Social, where he honed his knowledge and understanding of digital marketing and advertising. He has also served as a researcher at the United States National Institutes of Health, where he developed software to analyze medical data using cutting-edge statistical algorithms, and is currently pursuing a Ph.D. at the University of California, Irvine in the areas of climate science and applied Bayesian statistics.

Offering Summary

Maximum 107,000,000* shares of Preferred Stock ($1,070,000.00)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 1,000,000 shares of preferred stock ($10,000)

Company	MuleChain, Inc.
Corporate Address	2901 W Coast Hwy, #200, Newport Beach, CA 92663
Description of Business	Global decentralized P2P delivery and temporary warehouse services on a blockchain
Type of Security Offered	Preferred Stock (the "Shares" or "Securities") and Mulechain Tokens (the "Tokens")
Purchase Price of Security Offered	$0.01 per share of Preferred Stock
Minimum Investment Amount (per investor)	$500.00

PERKS*

The Offering includes 10 MuleChain Utility Tokens, ("MCX") tokens per $1.00 invested in this Regulation Crowdfunding Offering.

**All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.*

MuleChain Charter Members and NEM Community Members Bonus

The MuleChain Charter Members and the NEM community members who have signed up with MuleChain before the launch of this Reg CF campaign shall receive the right to 11 MCX Tokens per $1.00 invested in this Regulation Crowdfunding Offering.

Terms of Tokens

Mulechain Tokens

Description: The MuleChain token (MCX) will be used on the MuleChain platform as the global medium of exchange by the MuleChain members to pay and receive fees earned by the work of the members on the platform. MCX will also perform the function as a risk mitigation tool to be held as collateral by the smart contracts when shipped items are in transit. The MCX will be generated on the NEM blockchain platform.

- **Initial Blockchain:** NEM
- **Migration to Alternative Blockchain:** N/A
- **Expected Network Launch date:** Q4 2019
- **Total amount of Tokens authorized for creation:** 1,000,000,000
- **Amount of Tokens or Rights to Tokens to be issued:** 10,700,000
- **Will they be listed on Exchanges:** No
  - If so, which:

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** None

Holders will need to inform us of their intention to accept the MCX bonus token within 30 days after the close of the Offering and provide us with a valid wallet address. The Company intends to transfer the MCX tokens within 60 days after receiving confirmation and wallet addresses from all investors in the first 30 days after the close of the Offering. These perks may or may not be realized due to any unexpected compliant issues. The recipients of the MCX tokens through this Reg CF offering will have to hold on to the tokens for one year from the date that the investment is made to comply with the current regulation.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Equity and the Tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

***All perks occur after the offering is completed.**

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

Mulechain will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10,000 shares of Preferred Stock at $0.01 / share, you will receive 1,000 Preferred Stock bonus shares, meaning you'll own 11,000 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Main Video

Welcome back to New To The Street, Exploring The Block, I'm Ken Evseroff. Now this next company's drive to thrive so to speak is really cool, through the power of the people, literally the people. MuleChain is using the blockchain and thus changing the way you can send or receive or even store stuff anyplace on earth. Ralph Liu is the CEO of MuleChain, and makes his very first appearance here on New To The Street, Exploring The Block. Ralph, welcome to New York, welcome to our program.

Thank you Ken.

Take me through the structure of MuleChain.

Well where are you based, Ken?

I'm in New York City.

New York City. Let's say you're going to London next week, you're already a member of the blockchain platform. You own the MCX token, somebody's gonna contact you peer to peer, directly and say, "Ken, my daughter's studying at the university in London, could you bring this jacket to her? If you do, I'll pay you $100." Once you agree, you are the mule on our platform.

So it's a individualized delivery system using people to do things for other people.

In the beginning.

In the beginning, that's where you guys wanna start.

That's a total wide space with zero competition in this world.

So you guys are originators?

Correct, correct. We wanna build that platform first before we move on to the second part of the business, which is the last mile of the eCommerce delivery business. The third part is the old fashion courier business, messenger business, that avenue as the second oldest profession in this world.

So MuleChain is all about service for the people by the people.

There we go, very good. So literally we're trying to turn every single travelers to be able to make money out of the platform for themself. They don't work for us, again it's a decentralized platform.

You guys are like a virtual bulletin board.

There we go, yeah. So now you really understand the traveler part, the mule part, right? But there's more.

How does MuleChain make money off of all this?

We simply take just a small percentage. For now, it's a three percent out of every money that the mule makes out of the platform.

What I was trying to introduce the second part is called a pack station. What if the sender, the requester didn't want to meet you in person? Now what if the requester say, "Well let me check out on my MuleChain route," the phone app, they will see where's the nearest "pack station" near me on the MuleChain platform. The owner of a pack station could be anybody, could be your neighbor, could be the owner of a local restaurant.

They take a cut also?

Yes.

Okay.

For example, that requester simply just find the nearest, could be the two floor above him in the same apartment building, he drop off the jacket there and pay the pack station owner $10, you at your convenience the next day go there to pick it up so the two of you don't have to meet each other. You take the jacket and fly to London. You can either deliver the jacket to his daughter, or you can drop off at another pack station, pay and then quit to that pack station owner, so that would complete the entire delivery logistics on the MuleChain platform.

Why MuleChain versus any of the big name delivery services that are out there for people? If I'm a consumer, why do I wanna use you guys versus ...

Excellent, Ken. Great question. So this competition wise, as I said the part one business, which is across border mule business, or the interceding mule business, there's no competition, but the second part, when I talk about the last mile of the eCommerce delivery. For example, in New York City, there's no way for the big player, the centralized corporate giant to set up a warehouse at every street corner. But in that street corner there could be hundreds, thousands, if not hundreds of thousands of mule working for themselves on the platform.

Let's say if UPS or FedEx asked for $30 to deliver next day, now this mule says, no maybe I'll take $10, I'll go down my apartment building, walk two blocks, I'll hand deliver to you within the next hour. I charge you only $10.

It's a good deal. So you know what my next question is, it's coming now, how can you trust it?

Let's say I have a Versace jacket that cost $6000 and I wanna send it through MuleChain. What's the insurance situation that I can guarantee that my product that cost $6000 is going to be safely delivered for a fee of $10-$20 or more?

I'm sure there are thousands, hundreds of thousand of blockchain believer, they'll rush to answer this question for me, but I will give you my version, alright?

Okay.

So blockchain to begin with, they call it a trust list system, new technology. The trust list meaning you don't need trust, why, because a smart contract will automatically do it for you.

In your example, if you say this is a very expensive item, each mules, they will also own the MCX token. Before they take on assignment, they need to have enough the MCX token to have the financial value equivalent to the item they're supposed to deliver. Being held in escrow by the smart contract automatically, so there's two parts of risk, right? The one I just described is called a fraud risk. You don't want people just take your jacket, take your iPhone and runaway with it, so how do we handle that risk? Using the collateral, so if you run away, your money is actually being held by the smart contract that will go to the sender directly, number one.

Number two, as far as the property risk, damage risk, SAF risk, that's an old line insurance business. MuleChain will be no different in that perspective as if you would send it through UPS or FedEx, the centralized corporations.

Okay, you can understand as a consumer to do that, why I would ask that question.

Correct, correct, absolutely.

There is a cryptocurrency involved with MuleChain and you just mentioned it, how does the cryptocurrency work connected to the MuleChain like people have to have the money in their accounts?

Correct. Yeah, see that's another advantage of the blockchain, other than it's immutability, nobody can change the data on the MuleChain. Now because of the blockchain, we will have the capability to develop a cryptocurrency, a digital currency. Try to imagine our goal is to reach out to more than 90% of the world's population. We're gonna be big in not just U.S., Western Europe, Japan and all that, we're gonna be big in Kenya and Cambodia, in Brazil. How can we actually expand globally without a cryptocurrency on the platform? How many details of setting up the local FIAT currency if somebody from Kenya wanna send an item to somebody in New York City?

So MuleChain is basically solving as with any successful business the number one thing when it comes to businesses, do they solve a problem? It seems that MuleChain is solving a problem that hits millions and millions of people around the world.

Very good. I wanna introduce you the new concept that MuleChain brings to the table-

The benefits that it provides.

In the share economy. Correct. So now in the share economy, there's a lot of new innovation. When I first talked to people about the MuleChain idea, people say, "Hey, I heard about it, are you guys like Uber?" But we're very different from Uber. To begin with, if you work for Uber, you need to own a car. If you work for yourself on the MuleChain platform, all you need is just a subway token, a train ticket, a fly ticket, or your own legs. So our audience is much broader, so that's one perspective.

Same thing with a pack station owner, we're just beyond an Airbnb. If you work for Airbnb, you need to own a house, own apartment, but if you work for yourself, again, you don't work for MuleChain, you work for yourself on the MuleChain platform, all you need is just a rented space, you rented apartment, you rent a local restaurant. Try to imagine the local restaurant, you only make money at dinner time, what do you do during the day paying such a high rent?

Starve.

Yes, so we will give people either you're a traveler, you're a stay at home person, everybody a chance to use your access resources you already have in your daily life, what is that concept? That's what MuleChain brings to the table, it's called a convenience assistance service, which means it's just a convenience.

Let's say you're traveling from D.C. to New York, you're gonna travel anyway. If somebody don't use that access resources that you own, it's a waste so therefore MuleChain can really save the energy, lower the carbon footprint for the whole world collectively that's how human being work.

The other interesting thing about MuleChain is unlike conventional delivery services which you have to go to an office and drop off that can be open only til 5, 6, 7, 8 o'clock at night, MuleChain is open 24/7.

There we go, yes.

That's a big selling point.

Yes, real time delivery. So we're more than just an under man, peer to peer, decentralization and also convenience assistance service we introduce to this world.

What's next for MuleChain short term and in the pipeline down the road?

Well actually very good question again. Right now previously like everybody else in the cryptocurrency world on the blockchain business, and whenever people try to rush to the ICO. But we decided that this is such a precious business idea, we have to really follow every single step in the complying method to build the business, so that's why right now we're going through a crowdfunding, everything under the security regulators compliance and that's our next step.

The website, if people wanna learn more?

It's MuleChain.com, but what your comment is very, very interesting. I wanna use one of the analogy that I saw on the Facebook posting. In this world, most of the business is still run by the centralized corporate giants, but what we're doing is really decentralized platform. We wanna reach out to the largest population possible.

So there's one episode that's talking about professors speaking in front of a group of students. He takes out a glass jar, he asked the student, he started putting in all the rocks into the glass jar until it touches the brim. So he asked the students, "Does the glass jar look full?" The students say, "Yes, Professor." Then he started to pour in sand and gravels until it touches the brim again. He asked the students the same question, the students say, "Yes, Professor. It looks fuller now." Then the professor take out another bottle of beers and started pouring the beer into the same glass jar until it reaches the brim. So then the students realize there's gotta be a message.

I love that story, I use that as an analogy to explain to you the difference between the centralized corporate giants and the decentralized individual workers. The rocks represent the UPS, the FedEx, the Amazon. No matter how big they grow, there's always gonna be room for the individual workers to fill in the crevice and the space made by the rocks.

And the world is a big crevice.

There we go. That's right.

Thank you very much for joining us, we appreciate it.

Yeah. You forgot to ask me the question.

What's the other question?

What is the beer for?

Yeah, what is the beer for?

The professor says, "No matter how full you are, there's always room for some beer."

That's funny. There's always room. Well Ralph Liu, you're the CEO of MuleChain, thank you very much for joining us and please keep us up to date with what's going on with the company. I think you guys are on to something and it's good being an originator.

Thank you, Ken.

Our pleasure.

Global News Video

Welcome to blockchain Global News. I'm Greg Greenberg reporting from the cryptoinvest summit in Los Angeles California. My guest Ralph Liu, he's the CEO and founder of Mulechain. Welcome Ralph.
Thank you, Greg.
Tell me all about Mulechain and how you use the blockchain.
Okay very good, Greg. So where are you based?
I'm based In New York.
New York? Okay, before you came to Los Angeles for this trip let's say you already owned our token you're a member of the new chain platform so somebody's gonna find out you're coming from New York to LA. Once you've finished your booking of your itinerary on Expedia com at the click of a button your itinerary is going to be transferred on the Mulechain platform. So somebody gonna contact you directly. That's called a peer-to-peer. They don't come to us; they go to you directly, so they say, "My daughter is studying in UCLA. Can you bring the jacket to her?" So they say if you do this "I'll pay you $100." Now your tickets only cost you $500, right? Assuming you're taking economy, okay? So that's 20% of your trip already covered -- why not? Once you say yes, you'll become the mule.
Very interesting idea. So what happens if your daughter doesn't want to meet me? I mean, I think I'm a nice guy but

there are a lot of unsavory people out there you don't want to make that connection... what happens then?

Absolutely, Greg, so let's say the sender; they didn't even want to meet you.

Their loss, but sure.

You could be a criminal; there could be a serial murderer on the other end so what they're gonna do is open up a mobile phone then the map pops up. They were trying to find out where's the nearest quote-unquote pack station is. So the pack station in the old days is like a mule train. You need a place to pack all the luggage on the mule before you go somewhere but the pack station on the Mulechain platform could be anybody. Could be your neighbors. Could be somebody living two floors above you in a new apartment building.

Very interesting. How do you make money in all this? Where are you getting your cash from?

Well, basically, we're creating a decentralized platform - p2p - however, we do have a service bureau because you cannot let the decentralized blockchain business just to go on its own; it's gonna go haywire, you know. So we have a service bureau that are the ministers and discipline that participants on the decentralized network then we take a small percentage of the fee.

And what if something goes wrong? Can you talk a little bit about liability? Say if someone's delivering an ancient vase and they drop it along the way. Who's responsible? Are they gonna come back and sue MuleChain?

Well, first of all that's a peer-to-peer. Nobody working for us. There will be hundreds of thousands, if not millions. Our goal is billions of people to work for themselves...

Okay.

...On the Mulechain platform. Coming back to your question on the risk. There are two types of risk. The first one is the damage risk so the way to handle the damage risk just like the same way I see a shipment from the traditional UPS or FedEx - what I call the centralized corporation - you buy your P&C - you know insurance policy. Now what is unique on the P2P network on the MuleChain platform is basically what it's a, you know, fraud risk. Which means let's say somebody uses this network if they want to buy - let's say somebody in China or Russia - they want to buy an iPhone then get it unlocked unpack then go to Moscow to sell it for double the price so what if a Mule agreed to do that, then they said, "Okay, I'm gonna do it for you," then the next day, they disappear with your phone?

Right.

So therefore, the Mule themself has to be a member on the museum platform as well. They need to own enough of the Mulechain token.

Oh, so they just can't take it back.

That's right. So let's say the iPhone cost $1,000, they need to own at least $1,000 worth of the Mulechain token to be held back at UNESCO by the smart contract.

Oh, I get it. All right, now, finally, talk about your token timeline. I understand the business makes total sense to me.

Okay.

Alright, tell me what your token timeline.

My token timeline is basically right now, we're not really ready to launch it because right now we're ultra-cautious in terms of the utility versus the security tokens. Then there's a reason for this service has to be a utility token because our goal is really just to reach out to the most populous countries in Africa in SE Asia in South America. We don't want this business to be a rich man's club for only security token or credit investors. So that's why we're actually timing our token target sometime in August or September to do best of the both world: security token versus utility token.

Okay. Thanks for coming on talking about it; very interesting idea! And thank you for watching blockchain global news. I'm Greg Greenberg from the cryptoinvest summit in Los Angeles, California. Thanks for watching.

Video 3

This is Linda. She is enjoying dinner with her son Jerry who is in town from abroad. Eventually the vacation ends, and Jerry must go back. Unfortunately, he left his school bag and laptop behind. The plane has already taken off, Linda is overcome with disappointment. There is no way he will get his bag until his next break from school unless his mother pays a high shipping fee to get it mailed. Well, now he can. Let us introduce you to MuleChain. Linda creates a request to ship her item from Singapore to London, and waits to match with a Mule who has the same destination. Almost instantly, Linda is matched with a Mule who agrees to her price and destination. The Mule picks up the bag from a Certified Airport Pack Station. Linda drops it off a few hours before. With the bag on its way to London, Jerry gets a notification and knows exactly where to pick it up at the local Pack station. When the delivery is successfully completed MCX tokens are delivered to the Mule's wallet from Lindas wallet via Smart Contract. Jerry got his laptop back, and now he can get to school on Monday. Don't mail it, mule it.

Video 4

[TEXT]

This is MuleChain. A decentralized P2P logistics service network powered by Blockchain technology (coming soon). The MuleChain experience. To star using MuleChain, create your request and set your price. Select a Pack Station, and set up the pick up and drop off dates. Then, our platform finds a Mule to complete your request. Upon delivery, our platform will notify the requester and pay out to Mules and Pack Stations. All in record time. Become a Pack Station, as a pack station users of the platform will host locations for pickup & drop off and will be compensated for their service. Find a Mule, as a Mule, users of the platform will become couriers of items submitted by Requesters and be compensated for their service. Clear, easy filters. Find Mules or Pack Stations in a snap with quick and simple filters. Find only the best. Mules with high ratings and you will always get top service. Always be notified. With always-on live, current notifications right at your fingertips. For your convenience. Find the highest rated mules and nearest Pack Stations to you, no hassle and no waiting. Benefits of Mulechain: secure end-to-end, flexible solutions, scalable technology, seamless service. Mulechain is changing everything. Coming soon to all devices.

Video 5

We all get a little homesick. [Santi 00:00:06] hadn't been home in years while finishing his education at Copenhagen University in Denmark. His mother in Spain wanted to send him a little piece of home with a handmade heirloom photo album to make being away from home a little easier.

She wasn't very pleased to see how much it would be to send a simple photo album with the cost of shipping these days. Now, there's an easier, faster, more flexible way to send anything anywhere.

This is MuleChain, a decentralized peer-to-peer logistics platform built on block-chain technology, to secure and optimize everything. Santi's mom will pick a registered pack station, set her price, pay it using MuleChain's own MCX tokens, a mule will be matched with the request, drop off her package, and our platform will take care of the rest. And wherever they're going, her package is going too.

Day or night, plane, train, or automobile, our block-chain based smart contracts will find the best deal and the fastest route to ship the comfort and memory of home to Santi in record time and with a personal touch.

Avoid all the hassle and waiting that other shipping and delivery companies would put your through. Get whatever you want across the city or across the world at your convenience on your budget. Learn more about MuleChain at mulechain.com, and sign up for our charter demo app, coming soon.

Interview Video

Hi. I'm Ana Berry speaking with Ralph Liu, the CEO of MuleChain, and the namesake is a very important part of the mission of your company, Ralph. Tell us about MuleChain.

Yes. Okay. So, mule, as you understand, it's a jack donkey, it's a male donkey, and a mare, which is a female horse. They had a romance, and as I said, the mare didn't go to Twitter and tweet "me too." They had a genuine romance. So, the offspring is a mule.

And mules are very valuable animals.

Correct. Hardworking, sure. For that, we use as a symbol, you know, for our business. And the reason why we use it because we want to build a generic, decentralized platform that will be applicable to any delivery logistics, not just peer to peer, person to person, but could be P2P. It could be a local career messenger, could be a trucking company, could be an ocean liner, eventually, could be an air cargo company, but we're starting from the cross border mule and the intercity mules to begin with because it's a white space, which is zero competition.

Right. So, tell me exactly what that means. Give me an example of how this MuleChain can work for people like myself.

Okay, Ana. So, let's say you're flying to London next week.

Which I am.

So, let's say you're already a member of our platform. You own the MCX token, then somebody gonna approach you. They say, "Ana, my daughter's studying at a university in London. Could you please take the jacket to her? If you do, I'll pay you a hundred bucks."

Sounds easy.

Now, once you agree, you are the mule on our platform.

Is that a compliment?

So literally, as you can see, we're trying to turn every single travelers around the world-

Into mules.

... Yes. To be able to make money for themself on the platform.

Oh.

Yes. So, try to imagine: other than the frequent business traveler like yourself, think about the entire airline crew, every flight attendants, every pilots.

Well Ralph, walk me through that. So, I bring a jacket to the daughter in London and how do they know that I'm not a crazy person? 'Cause I'm not.

Okay. Very, very good question. That's where the new technology comes in because people always say the new technology disrupts the old industry, dispel the negative image associated with it. So, what the block chain does is really just immutability of all the data being captured. Now, what the block chain is is really just a decentralized database. So, instead of like, a centralized location run by a centralized corporate giant, now all the data being captured on the block chain is distributors throughout the world at different knows. People need a 51% consensus to change the data. Therefore, it's a discouragement for anybody who want to commit any criminal activity on the block chain, you know?

So, let me give you some example. Most of the let's say payment and currency build on the block chain, they have to go through a KYC process. You know, I don't know if you own a cryptocurrency account, they will ask you hold a password, take a selfie of yourself, so all this data being captured. Now, if you're a criminal like a El Chapo or like a Pablo Escobar, do you think you really want to get your identity and your transaction record being captured on the block chain?

Right. But it's so easy to disguise your identity. So many people do it all the time.

Well, for the block chain, it will be different because all the technology improvement, it will have all the verification process. But, the whole point is, you know, if you want to rob people, why do you want to rob people doing the daylight in front of the police station? You could do it in nighttime, right?

Sure.

That's why people say, you know, criminal activity under the table, you know? They have dark web to do that.

Well, tell me a little bit about the future. How can people be involved? 'Cause it seems like a great technology. What's your website? What are you rolling out next? And how can people buy your tokens?

Okay. Before we move onto that, I have to let you know there's much more than mules.

Oh, boy. More than mules.

That would be the pack station business, the second part of the business. So, in the previous example, if this requester doesn't want to meet you in person because again, before block chain, the new technology, meeting people online is very dangerous. You gonna meet somebody on the Craiglist, the other person could be a serial murderer on the other side.

Right. I wouldn't do it.

So, you know, the previous example, the requester will open up the mobile phone, a map pops up, and you find out where's the nearest pack station is. Now, pack station in the old days, when you have mule and mule train, then people need a place to pack the mule with the luggage before they get somewhere. But, the pack station owner on the MuleChain platform could be anybody: could be your neighbors, could be the owner of a local restaurant, could be the owner of a local gas station. We simply want to mobilize the entire world's population sitting at home to be able to make money for themselves. Not only every single traveler is a mule, but everybody staying at home, you see the same person. If you're going to Italy for two weeks' vacation, you can let people know you're gonna be a mule, whoever want to bring somebody to Italy, but when you come home, you're gonna stay home for the next two months. You switch on your status as the pack station owner. All you do is just to, you know, when the doorbell rings, you stand up, open the door, let somebody drop off, and next day, you do the same thing.

Now, you can see: people always analogize our business to a Uber, to a Airbnb, but we cannot be far different from that. So, if you work for Uber, you need to own a car. But if you work for yourself on the MuleChain platform, all you need is just a subway token or your own legs. You see? Then, if you are working for yourself on the MuleChain platform as a pack station owner, so unlike Airbnb, you need to own a house, own apartment, but if you work for yourself on the platform, all you need is just a rented space: your apartment, local restaurant. At the local restaurant, you only make money doing evening time. What do you do during the day-

Sure.

... paying such high rate.

Sure.

Think about the entire airport: all the boutique stores.

This is exciting. I think a lot of people would want to get on board. So, where can we find you?

Oh, okay. Of course, at our website: let's see, mulechain.com.

That's easy.

M-U-L-E-C-H-A-I-N dot com.

Okay. And folks start buying the tokens?

Not ready yet, yeah. By the time we're gonna launch, we do have some funding planned, but the token is a must because we need to extend to the world, and the cryptocurrency, that's a second feature of the block chain, really help us to expand to the world.

Well, this is exciting technology, Ralph that seems like a lot of people should get on board to make money, to be a mule, and to connect the world.

You make a great point. Think about MuleChain: the only service that we sell are job opportunities.

Mm-hmm (affirmative)-

Unlike any other startup, they create a new widget, a new service, they ask you to buy their service and widgets, but we don't. All we ask you just to sign up on our website as a mule or as a pack station owner to make money for yourself. So, job opportunity is the only thing we sell.

Well, I'm ready to be a mule. How about you? So, if you are ready to be a mule for MuleChain, visit mulechain.com. And we look forward to your updates, Ralph. Thanks for joining us.

Thank you Ana.

Alright. Thanks for watching.

NEM Partnership - Ep 43: NEM Blockchain Hubs, PoliPoli App, Mulechain Interview + NEMsp Network

Hi and welcome to Inside the show is all about the Nembe block chain network. I'm your host. Alexandra today's show is all about expansion so we're going to be talking about the newly launched Gnehm block chain hub. I want to give you a highlight of the Gnehm as the network pilot. We're going to discuss the new Community Fund guidelines plus ominous share regional updates. And we also have an interview with Ralph Lu who is the CEO of MIEL chain this past week we announced a partnership with inspirer old dev Academy. This is New Zealand's premier a full immersion web development studio. So they train programmers to work with block chain. Now this partnership is going to focus on a few key areas. The first is to develop a blocking program for dev academies. Existing students but also their alumni. It's also going to promote the Gnehm community fund for projects that want to utilize NEMS platform. And finally it's going to provide resources and training for developers that are just now getting into block chain. Now all of this comes after the lines of the Gnehm block chain hubs and New Zealand Malaysia but also in the Philippines the Philippines announced this week that they had a partnership with the Cagayan Economic Zone Authority. Now this is the first to block chain hub in the Philippines so we're all very excited about this progress.

All of them hubs are key to expanding visibility and opportunities where the team can engage with the public where they can do training on our platform and support startups who are interested in block chain and the expansion is continuing as the Gnehm foundation works on adding new hubs all across the globe including one slated for North America in 2018. So in addition to training individual developers nem is now also a training development companies. So recently we announced the Gnehm as Pien network. The MSP network stands for NEMS service providers. The MSP network selects qualified partners and provides them with technical skills and business structure to integrate clients onto the block chain. The software development companies are not going to have skills to put their clients on the block chain and scale them regardless of industry specialisation or experience. So there's eight companies total right now and three companies have already completed training with a fourth company that's underway this week. All right speaking of expansion we're now making it easier than ever for startup companies looking to build on them to get funded through the Gnehm Community Fund the community fund promote the development of the name ecosystem by having the community vote on funding them startup companies. Now we recently updated the guidelines for the fund and one of the major guideline changes.

It now includes new funding tiers designed to meet the needs of anyone under any circumstance. So you might want to look at applying for funding. It's worth checking out the new tiers now include as there are to forty thousand dollar grant of forty thousand two hundred fifty thousand dollars here one hundred fifty thousand eight hundred thousand dollars. Here now guys at this range it requires a respectable 1 per cent and 2 per cent of the Gnehm blocking P Y projected yes dress. Now a limit of eight hundred thousand total funding has been placed on private companies to counter project overvaluations and also to extend the sustainability of the fund so we hope that the new tier system is going to be more inclusive of the community and will also help provide funding access to smaller projects. Also a new submission process has just been released so this process is designed to make it much easier to submit proposals and accompanying materials so if you have a project we would love to see it. Check out the links below for more details. Speaking of community proposals there's one in the works right now called Mule chain. This is a decentralized peer to peer logistics network that's powered by block chain technology. I had a chance to chat with Rob flu who is the CEO.

Here's an interview I'll do a little bit about what is the problem that mule chain is trying to solve with all the blood.

None of this would be possible. So that's why I know that water and nutrients going to take advantage of a new technology can alter. The view of life. Take a look at what's going on. The new sharing economy. So many people say oh no change sounds like Hubers from Featherby and be the only baby correct. So if you look into deeper there's a lot of differences between all these different types of services.

So with the Internet we felt like. Of course you know sharing economy become possible by the majority what you see you know people sort of cannot differentiate between what is on demand service what is a peer to peer service and what is decentralization and what is something new that new chain brings to the table. It's called convenience assistance service. If you look at the all the other services and let's say Uber primarily just on demand service so they are neither peer to peer no more decentralized so nor are they any of them so far in the marketplace. I do we Carinya assistant service. It's basically you are asking for somebody to do something they are already is planning to do. They don't have to consume more resources making more effort any more money by sharing part of their existing resources to provide that service to you. That's something new.

How how does this scale and how does it grow larger and what will this look like for future teacher.

Yes. The Yolen you want to understand and you know the potential power of this. You have to have to take it to the second part of the business. Now there is a business. All right. So in the old days if you say a meal is you know you're sure footed animal you know they are very hard working. They can't transport goods. So if you have a mule train not just individual meal right. You need to have a packed station where you left the mule you pack all the cargo on them we will spoil them to get somewhere. So similarly on the Muchin platform we have a pastiche station concept who could be a Penn Station owner that could be your neighbors. It could be a local restaurant or that could be a local gas station job anybody anybody could be other than just existing U.P.S. or FedEx store. That could be your heart. The retired citizens at home again. You know if somebody are willing to become a pass station for a short period of time you know they can work as a full time they can work as a part time.

People can sign up to be you know they can sign up to be at a packed station. They can actually test and see if this is the right up front.

It's not as if it is a long term commitment.

They actually you're out. Does this work for me. Oh it does great. There is a way that I can find them and I can I can be flexible and I can just try this out.

So that's the beauty of NASA's beauty of this business model that you've created is creating opportunities where opportunities may not have existed before.

Correct. Let's bring in somebody. Thank you so much Alexandria.

All right let's talk about all the different regions and all the great stuff happening. We'll start with Japan. We're just seeing a ton of top notch events in Japan including the recent Gnehm developer focused event named Nagoya. Also had the numbers gathering party this was held in Tokyo Osaka and Nagoya. And this event Gnehm projects and products were introduced. Now there's also a lot of great products coming out of Japan. And you haven't heard check out the app. Polly Polly by Kazumi Ito this app is helping bridge the gap between politicians and Japanese citizens and it's built on them and it facilitates communications between citizens and politicians. While the poli was selected as a top 100 great venture in 2018 by a famous Japanese magazine that's called weekly Tokyo economy. So check out the link below for more information. They are definitely a product to watch. All right if you're not paying attention to what's been going on Malaysia you should be. We brought in Jasmine nang. She is now Malaysia's director of investment and special projects. She gave a recent presentation on block chain and also the new Gnehm block chain center. She did this presentation at the Asian block chain hub on July 21st. Now the Asian block chain hub was a one day conference under the patronage of the European block chain hub that aimed to kickstart the future of block chain between Europe and Asia. All right. So why is this important. Will having direct and strong partnerships between the European block chain hub and our Nam Asia Team means that we're going to continue to have high quality partnerships that are coming out of Europe and working closely with them in Asia and where we have strong partnerships we end up with net adoption and also xem usage. So these are all very positive signs. Now as you may have seen South East Asia regional head Steven Chiha was interviewed on the money today network. Take a listen and check out the link below.

I would talk to actually is to grow the meme community around the world and also in particular around two and a half ago we decided to have what we call boots on the ground people that will be planted in each region so that we can help companies and organizations who want to build on them blocked it.

All right moving on to North America. Our very own Jeff MacDonald gave probably one of my favorite talks at the Block Chain Open Forum in Korea on unlocking advance block chain application. It really is a must watch for all members so check out the link below if you want to see it and you can also catch me on the recent podcast Wildwoods cryptos and I'll be speaking at Chene Xchange show in Las Vegas. We're going to be joined by Nemelka Tam's own Pedro Gutierrez. All right moving on to South Korea. Yep you heard me right. South Korea Gnehm now has a presence there thanks to an engagement with future block Lance Chang who is the project director for the NEMs South Asia. One of the analysts on crypto finance Boken economic and CEOs. This is a very important piece for crypto currencies so it is great to have this kind of progress in that region. All right move over to Thailand. Laura Tanaka spoke at the hybrid's summit in Bangkok on July 28 and 29. This was alongside Gnehm adviser Geoff McDonald and Vietnam lead Kimbel nego. All right so that's it for me today if you want to keep up on weekly news. Make sure that you were following xem on block folio and also the new Gnehm Foundation blog post that goes live every Friday. Please Like and Subscribe. Thanks for watching.

And until next time I'm going to see you on the inside.

Podcast

Ralph_Liu_Mule_Chain_A_World_Wide_P2P_Delivery_And_Storage_Service_For_The_People_And_By_The_People_.mp3

[00:00:01] Welcome to almost here round the corner of future technology podcasts.

[00:00:06] Richard jiggers technologies is to our lives for better or worse for the focus of this podcast. The most here is these technologies are now here starting to be used for just around the corner for bitcoin to artificial intelligence. 3D printing to virtual reality and more

[00:00:32] Coming to Dallas Texas September 14th and 15th and 16th 2018. The block chain and a future Tech Expo is going to be a gigantic conference of over 5000 people. We're going to be talking about a block chain and its applications. We were talking about quantum computing cybersecurity artificial intelligence and several other future technologies that are used to actually changing our lives as we speak. Here's why you should attend as you may know early adopters are the ones that investigated and profited from things like the gold rush in the hundreds in the dotcom boom of the 1990s when the Internet boom of 2005 from the smartphone explosion in 2007 from the real estate boom that ended in 2008 and of course the Bitcoin boom started to 2012 early adopters now don't wait till later they go out west first and they're covered wagons. They find the biggest gold nuggets. If you consider yourself an early adopter you want to find the biggest nuggets.

[00:01:35] You owe it to yourself to attend this upcoming conference.

[00:01:38] Block chain is going to affect how we control and store our medical data how we send money around the world how we bank and more artificial intelligence quantum computing and cyber security will play a pivotal role in our lives as well. And that's why our next event September 14th to the 16th at the Dallas Convention Center is going to have not only 5000 plus attendees but we'll showcase block chain cyber security quantum computing and more. You want to get in on the coming gold rush of future tech and opportunely is an early adopter.

[00:02:10] Don't be left out to register or go to the s t Expo dot com block chain future check Expo dot com. Thank you.

[00:02:22] Hello everyone and welcome to Future Tech podcast. I'm your host milia Lamar and on the line today I have Ralph lu. He is the founder and CEO at your chain. Hello and Welcome Ralph.

[00:02:36] Thank you Judy. So Ralph why don't you go ahead and paint the picture for us what Neil chain what you doing.

[00:02:45] Ok so where are you based Judy. I'm in Los Angeles. You're in Los Angeles. OK so say next you're going to fly to London. Why did you finish working with you to marry Expedia dotcom for example. So the click of a button your itinerary will be transferred to Muchin platform. So once you own the Muton token then somebody would know your itinerary could be somebody you know whose daughter is studying in university in London then he will contact you directly on the peer to peer basis. So you both agree you know he will pay you 100 dollars. So the ticket can only calcio you know maybe a five hundred dollars you will get 20 percent of your trip cost subsidized. So once you agree yeah you are being a mule.

[00:03:36] And is it mostly for travel or is it any kind of a hearing across the world so that that could be anything you know.

[00:03:45] Right now we just focusing on this white space. You know there's literally zero competition in the world in this concept. And once we build the platform it's the ecosystem that anybody can use the same platform with the requesters through a mule. Then we have another Pakse station concept. So through this whole platform people can use it for you know last mile e-commerce delivery service or people can use it just to disrupt the current local Messenger and delivery business you know on demand delivery services. So let's say in the previous example once the requesters interested in the working with you. So the will actually wow that person will actually open not just the mobile phone. And once you open up the map you'll find the nearest Pax station around you. So you know just a meeting the mood you know because Rayno like you on craigslist you meet people you don't know. And the other side could be a criminal for whatever reason you know. So it's much safer just to drop your stuff in a nearby taxation than the mule will go there to pick it up and then back to London. So the the Milward basically either delivers the Lecce or jacket for his daughter you know studying in the university in London he would either just deliver to the daughter directly or can drop the peck station in London. Then that daughter will go to the station to pick it up. So in this example for example the request or drop of the jacket will pay the peck station owner ten dollars. Then they will go there and pick it up if he flies to London. He used another peg station he will probably pay another Penhallow a quid you know in London.

[00:05:37] So he'll still get ninety dollars for his service.

[00:05:41] Wow. So I see the same service you can apply to many many you know that scenario and when most direct you know application is basically for people to arbitrage the prices. So for example the iPhone here cost about roughly a thousand dollars. So somebody in China in Moscow you know in Russia they could actually buy online than just appoint a mule or to pick it up.

[00:06:08] So then the mule pick it up packet lock it and bring to Moscow if people buy over there is going to cost them twice that twice as much. You know so these are just some of the simple examples. What people can use it.

[00:06:21] Wow. So you really are disrupting your service. You're a different form of courier service.

[00:06:29] That's correct. You know it's just a very generic way using the peer to peer decentralized services in this way we literally just mobilize a whole world's population you know. So that's our aim to really target over 90 percent of the world's population. Eventually you know because one way or another in somebody's lifetime they can use a service or they can work for themselves on the chain. Remember they don't work for me watching they they only work for themselves. You know on this platform on the ecosystem. So comparing let's say you're right. I'm sure you have heard of Wilbur. Wilbur Rush.

[00:07:11] If you work for Uber you probably need to own a car. But if you work for yourself as a mule on the platform all you need just a subway token train ticket a flight ticket or just the next you know you can generate income.

[00:07:25] Wow.

[00:07:26] So this is really like a package in parcel equivalent of a Wilbur. On the other hand if you look at the pack station concept. So anybody can become a packed station owner on the Muchin platform so you can sign up but you don't really have to open a commercial you know drop a place you can just switch it on and then they say today you're home tomorrow or your home your switch on for two days then. Anybody want to drop off and pick up something.

[00:07:55] You can earn generate income. So think about the pack station. Sort of like a Evropy and B for your package and parcels are BMB led you to stay overnight.

[00:08:06] Short term. You know by the Muchin will allow you park that package and parcel to stay overnight.

[00:08:12] Wow. And as you well know being a pop station you would like the assassination of JFK or your business. You used that requirement. How long a package can stay there or make when you receive the package. They are getting package will be picked up with an X amount of days.

[00:08:32] Very interesting question Julia. The key differentiator from this you know Muchin platform is decentralization is peer to peer. Although we would set guidelines that recommendation. But we do not dictate how they do business or when all we do is ensure the legitimacy and transparency on the platform. You know people do use a fly in the criminal criminal purposes for example by as far as surprising what type of item they would accept. It's really up to them on the peer to peer basis.

[00:09:06] No as I wanted you is an example before standard jacket used in London I have a jacket at my house and I home I take it you are packs nation neighbour and I just ask you if there's some kind of tracking I can have on my item or is there an estimate it like it will manual picks it up and then it stops.

[00:09:28] That's exactly where the whole block chain concept comes in. Through the smart contracts of the transaction will be captured and handled by the Smar contract automatically ample if you are Mure there. Now once you agree with the transaction so the requestor need to hold enough poke at Muchin tokens MICEX then that 100 dollar in the previous example will be held in escrow by the smart contract and will not be released until the package or the check in this example been delivered to the daughter in London. So similarly you know for the Pak station owner and they get paid they say ten dollar each. The example so their payment will be handled by the Smar contract automatically and from the either the mule to drop off or the request to drop off.

[00:10:26] And as a packed station you set your own fees.

[00:10:31] You're mostly correct and the type of transactions you would accept and the time you want to do the business. So let's say next week you're going to be Amile yourself. You're going to be on vacation in Paris for example. So you switch off your packed station. You turn yourself to be a mule for instance. So very very late when you can do multiple things on your cell phone by your mobile home. So that's where we planned to target. You know mostly the less affluent people in the developing countries. So eventually let's in South America in Southeast Asia or in Africa a lot of people don't even have a desktop computers so they have a vibrant mobile economy. So the system you know through the block chain will provide alternative trusts system that could potentially replace their current national the postal packages system for many countries in many countries. All those postal system that people just don't trust them you know. So that's why yeah we want this tocome to become a utility token. The entire service not just become another rich man's club. You know we won that day.

[00:11:43] Yeah in the packed station to become a day to day service that people enjoy as you're helping out your fellow human and hopefully getting there good faster then shipping it through a standard way of shipping it because you is changing hands and people are taking the pick is not the solution way possible instead of sitting in a warehouse and getting shipped down on the plane and all that.

[00:12:09] Correct correct. Yeah. And along the way you know when you drop out of your take a picture so you can actually monitor the whole process. But so this is actually the one part of it right. This is some new services for the first time to be able to provide to the consumers on a worldwide basis. But think about the transformative power of this new service. Think about how many jobs this can create. You know so let's say you watch the entire traveling you know the travelers around the world including the airline crews. You know anybody can generate additional income you know legitimately. So this is one way but on the other hand think about the station how many people senior citizen handicapped people sitting at home doing nothing. They cannot go out to get a job by anybody can use a mobile phone to switch on to work as a peg station owner you know from time to time. They don't have to commit to anything. I find they're staying home two or three days they can switch it on to generate some income for themselves.

[00:13:14] Absolutely. It's very empowering and flexible for people like you mentioned who might have a disability or are and are not able to do a regular type of job.

[00:13:25] Yes yes. But on the other hand you know that's why you are asking in a future once we create the platform the whole technology either convenience for people to use it then there's no limit where people can apply this to. So the station owner could be a lot of you know small business owner. Currently they pay high rent just to maintaining a restaurant right. Or they do nightclub a bar or something. They only generate business in the evening during the days are empty. So whether you have a gas station you have a restaurant you can actually set himself up as a pro. So my professional you know taxation so really is how you can apply this concept to you know. However I a business in the beginning we just focus on the cross-border mule because that's a white space. There's literally zero competition but once we again establish the whole platform and build the technology. People can use of any purpose including even eventually the trucking companies that the shipping company their air cargo company and or you know the latest develop them with all the technology that drone delivery. So the key concept is we are providing the platform for anybody to do that P2P basis. Right now there's a rush for a lot of OKane centralized corporations to develop that drone technology for delivery. But on all platform we will allow any entrepreneur to set up his own drone to deliver to compete with the giant Exactly.

[00:15:01] So when someone wants to be involved in you know they think that's a great idea. And they're saying how can it be a new online home and in your PAX nation what kind of security measures you go through and vetting process to become a pagination or Neil. And and. Because safety is nigh is nothing if I want to have the competition at my home. I guess can be who who's picking up the packet.

[00:15:25] Ok. So the KYC AML you know all those procedure are very very important for us. So that's probably the number one thing we want to make this whole operation legitimate you know and the SO technology wise. Yes.

[00:15:41] The other than the QIC but also in terms of the risk management. There are two types of risk as far as doing a delivery of a package. The traditional damage risk. You can't just use a traditional you know to PNC insurance policy just the same way as you would send a package from U.P.S. cellphone FedEx. And so that's to protect that damage risk or the loss stolen risk. But the other major component you know which can be handled by the smart contract on the block chain is called fraud risk. So how do we manage the risk in the previous example. I was saying somebody by working Samuel ought to bring the iPhone talk to Moscow. Then this mule he himself has two enough Muchin token to be set aside as a collateral again to be held by the Smar contract in escrow. So otherwise you know if this mule pick up the iPhone he just run away. What can you do.

[00:16:40] Yeah. So if he put up the equivalent amount of one thousand dollars or Muchin token then he runs away that once all the knowledge were so much token would go back to the requester. So that's how the risk management aspect of it. But another you know sort of interesting concept to emphasize the key thing about this decentralization and how powerful this could be. I actually have one of my block on the medium and to explain this concept. So I don't know if you've seen some of the video posting on the Facebook. So one day I was just watching. I got inspired by this whole episode professor and take off a glass jar asking the students. So he fell off the rocks into the glass jar up to the brim. So he has a few days the last job for the students say yes it looks like it's. So that he will actually be putting a lot of sand and gravel to fill the boy you know made by the rocks. He has a studio again. It's a glass jar for those students right now. Yes it is for now. So then the professor started pouring beer until it's up to the brim again. So he says quote It's a glass half full. So this whole episode you know it's just perfect for me. Explain what the difference between the centralization and the centralized corporate giant. So the rocks in the glass jar are the current corporate giants in the delivery business. No. No matter how big they become there's always avoid they will create for that centralized mule or the P2P basis in the new gig economy to work for themselves to fill that void. Absolutely. Do you see that analogy.

[00:18:28] It's a very good analogy.

[00:18:29] Those mule's impacts zation they will be the sense in the gravel you know. So for example in the last mile delivery business again no matter how big that cooperation could become they cannot literally set up a big warehouse in every street corner in New York City or in London but in their street corner there could be hundreds of thousands of mules impacts these owners working for themselves. So there will be more than happy. Instead of charging 50 dollars they say hey I can do it for twenty dollars because I don't have to pay for the high rent for the big warehouse. I don't need to own a truck. I don't need to hire a truck truck driver just to pick it up myself you know I walk to the buyer so maybe they can do that for example. That's how you know P2P decentralization in the future. Only those people can compete with the corporate giants of course.

[00:19:23] And when you have you have a trust between between a Neals and Apache nation. Then there's there's background checks to make sure that these people are good people then you really are just people helping people.

[00:19:35] Correct. Of course you know we were putting that reputation credential management system. Everybody will be ranked you know just like a card system that you see on eBay on Wilbur. You know exactly.

[00:19:48] Exactly. So you can give people ratings or rankings that you know he has an idea of who this person is he's coming to your house to pick up the package and who's handling your you're. So where is Mule Train prevalent right now.

[00:20:05] Well right now we're preparing. You know and to have to launch the token sales and sometime in late July and so at the moment which is preparing for that event. And of course but in the future the way to operate it is basically one part is a decentralized supply chain on the P2P basis. But nonetheless we will set up a service bureau or centralize operations service bureau to provide service and make sure this decentralized operation will run smoothly you know. And also because of the KYC AML you know we need to ensure everybody will participate in the new ecosystem purely legit you know. So the type of activities that service bureaus will provide. And it's really just dispute resolution customer service. And also you know handle some of the marketing events. So at the moment we have already set up the playing is to have the U.S. in China for the three parts of the business. The number one being the cross-border meals. Number two being the last mile e-commerce delivery business. And part 3 being the disrupting the local delivery and messenger business. So only in the U.S. in China we implemented the three parts the complete business buzz surrounding us in China the two worlds biggest economy. We will have 10 Rayno we have already over 10 peripheral countries which only focus on the cross-border mule business. So each of the country. It can take a look on our Web site and we have already appointed a regional director and papering all the different business playing each territory and at the moment after our token sales and after we launch the service we can literally start executing the business right away.

[00:22:03] Wonderful. It's just right around the corner. How can people join the conversation and about about Neil Chene on Saturday. Where with all the new things that are coming.

[00:22:13] Well that's exactly what we are doing currently. If you go to the Web site and join us in a community in the tallit telecom channels. And basically if you download the app and then give us feedback and by the time we launch the current target day sometime in August or early September. And on the limited basis you know in certain country we're going to just run the 10 country that mation then. Yes. So people can join the community and give us feedback.

[00:22:45] So then I can start they can start the process of moving again and services and being a part of it.

[00:22:51] Yes yes. So and for the time being we haven't really you know set up a token sale date yet and because of the whole landscape of icl has changed so much within the last couple of months. And so therefore we were very cautious in taking this approach. Whether we are going to raise funding through the conventional route from the VC route and for the centralised bureau or we can continue to do the token sale as a utility token so the Tokay itself it's going to be a prepaid membership concept you know and there's a reason because right now based on the latest development for the regulatory framework and the ICC in the US is this taking a position literally even you know all kinds of utility tokens they would consider security sales. So of course we would love to comply with that. But however is that really limited to the service to be provided to. You know I said that the less affluent population in the developing country. And the last thing we want is this become another rich man's club you know.

[00:24:02] And that's why yeah. Either we can do the equity funding like Wilbur BMB or we're still going to have a utility token sale because that's essential there's a lot of economic value to have some mutual token so that the people can simply just use it on their mobile phone to either deliver something you know think about all the potential applications think about what happened put a recall during that disaster period you know all of the traditional delivery services are already halted. So how can people send somebody to the loved ones in the disaster area you know. So there's a lot of that use cation for this.

[00:24:43] So that's one thing we are trying to figure out. And if it is so difficult to provide the economic benefits in the kind of regulatory environment we probably just have to launch overseas first.

[00:24:55] Well what is the best way for people to get in contact here.

[00:24:58] Through the meal chain gunsight yes with the meeting with I. And there are links to all the communities we have building. And I said just go there and then join the e-mail list and then we will keep them updated.

[00:25:13] Again that conking that the launch day sometime in August or September this is such a wonderful and interesting idea and I'm excited to see where it goes and how it and using it in the future. Myself. I think they're telling us about it right.

[00:25:31] Thank you so much.

[00:25:33] Of course of course that was Ralph lu. He is the founder and CEO you'll. Check it out. Have you give me that and you'll see.

[00:25:43] Thank you so much for joining us everyone is essentially at the march with TICAD coming to Dallas Texas September 14th and 15th and 16th 2018. The block chain and a future tech expo this is going to be a gigantic conference of over 5000 people who are going to be talking about a block chain and its applications. We've been talking about quantum computing cybersecurity artificial intelligence and several other future technologies that are poised to and actually changing our lives as we speak. Here's why you should attend. As you may know early adopters are the ones that investigated and profited from things like the gold rush in the hundreds in the dotcom boom of the 1990s and the Internet boom in 2005 from the smartphone explosion in 2007 from the real estate boom that ended in 2008. And of course the Bitcoin boom that started in 2012 early adopters act. Now they don't wait till later. They go out west first and they're covered wagons. They find the biggest gold nuggets. If you consider yourself an early adopter you want to find the biggest nuggets that you owe it to yourself to attend this upcoming conference. Block Chain is going to affect how we control and store our medical data and how we send money around the world how we bank and more but artificial intelligence quantum computing and cyber security will play a pivotal role in our lives as well. And that's why our next event September 14th to the 16th at the Dallas Convention Center is going to have not only 5000 plus attendees but we'll showcase block chain AAE cyber security quantum computing and more. You want to get in on the coming gold rush of future tech and opportunity as an early adopter.

[00:27:25] Don't be left out to register go to the s t Expo dot com that's a block chain feature check xbow dot com. Thank you.

[00:27:40] You've been listening to almost here around the corner. Technology podcast Richard Jacobs subscribe to this podcast to review the discovery of your future technologies that are poised to transform our lives for better or worse. Just that quaint artificial intelligence 3-D printing block chain virtual reality or.

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Platform Compensation

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Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "MULECHAIN, INC.", FILED IN

THIS OFFICE ON THE SEVENTEENTH DAY OF SEPTEMBER, A.D. 2018, AT

2 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6907129 8100

SR# 20186789468

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 203474466

Date: 09-24-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:00 PM 09/17/2018
FILED 02:00 PM 09/17/2018
SR 20186685679 - File Number 6907129

MULECHAIN, INC.
RESTATED CERTIFICATE OF INCORPORATION
(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware

MuleChain, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the ***"General Corporation Law"),*** does hereby certify as follows.

1. The name of this corporation is MuleChain, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on May 29, 2018 under the name MuleChain, Inc.

2. The Board of Directors of this corporation (the "***Board of Directors***") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on **Exhibit A** attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as **Exhibit A** and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

5.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this September 13, 2018.

By:
/s/ Ralph Y. Liu
Ralph Y. Liu, Chief Executive Officer

MULECHAIN, INC.
RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I

The name of the corporation is **MuleChain, Inc**. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 300 Delaware Avenue, Suite 210-A, Wilmington, DE 19801 in New Castle County. The name of its registered agent at such address is United States Corporation Agents, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 1,000,000,000 shares of Common Stock, $0.00000001 par value per share (**"Common Stock"**) and (ii) 1,000,000,000 shares of Preferred Stock, $0.00001 par value per share (**"Preferred Stock"**).

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General.

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting.

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law and without a separate class vote of the holders of Common Stock.

B. PREFERRED STOCK

The rights, preferences, powers, privileges and restrictions, qualifications and limitations of the Preferred Stock are as set forth below in this Part B of Article Fourth. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Voting Rights

Holders of the Company's Preferred Stock do not have a right to vote.

2. Right to Receive Dividends

Holders of Preferred Stock are entitled to receive dividends, payable when, as and if declared by the Board of Directors out of legally available funds. All dividends shall be declared pro rata on the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.

3. Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, holders of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets or funds of the Company to other holders of the Company's equity (except for any class or series of preferred stock designated to be paid prior to, or concurrently with, the Tokens as to payments in liquidation) an amount equal to one time the original purchase price of each share of Preferred Stock paid by them, plus any dividends declared but unpaid thereon. If upon a Liquidation Event and after the payment or setting aside for payment to the holders of any class or series of preferred stock designated to be paid prior to the Tokens, as to a liquidation preference, the assets of the Company lawfully available for distribution to the holders of Tokens and any class or series of preferred stock designated to be paid concurrently with the Tokens, as to a liquidation preference, are insufficient to permit payment in full to all such holders, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the Token holders and holders of any class or series of preferred stock designated to be paid concurrently with the Tokens, as to a liquidation preference, ratably and in proportion to the full amounts they would otherwise be entitled to receive.

4. Dissolution

If there is a Dissolution Event (see below), the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

5. **Anti-Dilution Rights**

Holders of Preferred Stock do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the holder may eventually have in the Company.

6. **Conversion Rights**

Holders of Preferred Stock are not entitled to convert their shares of Preferred Stock into any other class of equity.

ARTICLE V

Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE VI

Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

ARTICLE VII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE VIII

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE IX

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.